FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

Of The Securities Exchange Act of 1934

For the month of December, 2003

VANCAN CAPITAL CORP.

(formerly, CEDAR CAPITAL CORP.)

(SEC File No. 0-30780)

Suite 1400 – 400 Burrard Street

Vancouver, B.C. V6C 3G2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Cover Form 20-F or Form 40-F.

Form 20-F     x

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No    x

VANCAN CAPITAL CORP.

Suite 1400 – 400 Burrard Street

Vancouver, B.C.

V6C 3G2

Tel: (604) 689-1749

Fax: (604) 643-1789

December 15, 2003

 TSX-V Symbol: VCC

OTC BB Symbol: VCCAF

NEWS RELEASE

Vancan Capital Corp. (the “Company”) has agreed to a non-brokered private placement of 1, 00 0,000 Units at $0.26 per Unit, for total proceeds of $260, 0 00.  Each Unit will consist of one common share and one non-transferrable share purchase warrant that will entitle the holder to acquire one additional common share of the Company at $0.40 for a two year period from closing.  The proceeds of this private placement will be applied to general working capital.

This private placement is subject to acceptance for filing by the TSX Venture Exchange.

Mr. Dave Pearce has agreed to join the board of directors of the Company, effective immediately.

On behalf of the Board of Directors of

Vancan Capital Corp.

“STUART ROGERS”

Stuart Rogers

President

The contents of this news release have neither been approved nor disapproved by the TSX Venture Exchange.

VANCAN CAPITAL CORP.

Suite 1400 – 400 Burrard Street

Vancouver, B.C.

V6C 3G2

Tel: (604) 689-1749

Fax: (604) 643-1789

December 22, 2003

                     TSX-V Symbol: VCC

OTC BB Symbol: VCCAF

NEWS RELEASE

Vancan Capital Corp. (the “Company”) has completed the previously announced non-brokered private placement of 1, 00 0,000 Units at $0.26 per Unit, for total proceeds of $260, 0 00.

Each Unit consists of one common share and one non-transferrable share purchase warrant that will entitle the holder to acquire one additional common share of the Company at $0.40 for a two year period from closing.  A hold period expiring on April 19, 2004 will apply to the shares and any shares acquired upon exercise of the warrants.

On behalf of the Board of Directors of

Vancan Capital Corp.

“STUART ROGERS”

Stuart Rogers

President

The contents of this news release have neither been approved nor disapproved by the TSX Venture Exchange.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VANCAN CAPITAL CORP.

Date   December 31, 2003

By:     /s/ Stuart Rogers

Stuart Rogers

Director